September 3, 2010

Mail Stop 3561

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

RE:	American States Water Company
File No. 001-14431
Golden State Water Company
File No. 001-12008
Form 10-K
Filed March 12, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2010

Dear Mr. Owings:

This letter sets forth American States Water Company’s (“AWR”) and Golden State Water Company’s (“GSWC”) responses to comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 23, 2010.  References in this letter to “Registrant” and/or “the Company” are to AWR and GSWC collectively, unless otherwise specified.

Within this letter, Registrant’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Mr. H. Christopher Owings

September 3, 2010

Definitive Proxy Statement filed on Schedule 14A

Proposal 1:  Election of Directors, page 20

1.             Please revise the business experience for Mr. Lloyd E. Ross to describe the type of business conducted by L. Ross Consulting.

Response:

Registrant acknowledges the Staff’s comment and will make revisions in future proxy filings.  The type of business conducted by L. Ross Consulting includes construction and development consulting services for projects primarily in California and Sonora, Mexico.

2.             Please clarify the business experience for Dr. Diana M. Bontá by adding dates or the duration of employment for her position as Vice President of Public Affairs of the Kaiser Foundation Health Plan and Hospitals.  Refer to Item 401(e) of Regulation S-K.

Response:

Registrant acknowledges the Staff’s comments and will make revisions in future proxy filings.  Dr. Diana M. Bontá has been the Vice President of Public Affairs of the Kaiser Foundation Health Plan and Hospitals, Southern California Region, since 2004.

Compensation Discussion and Analysis, page 30

Information Considered by the Compensation Committee, page 30

3.             We note your disclosure that the compensation committee engaged Mercer which included the creation of a peer group which you have disclosed.  We also note that the Mercer survey included general industry survey “…data based on the Watson Wyatt Executive Survey, a general industry survey prepared by Mercer and data from the Mercer-MTCS, Compensation Survey for the Energy Sector-Utilities Industry.”  Consequently, it appears that you may also be benchmarking your compensation against this latter information.  Please advise or revise to identify the components of this benchmark, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Compensation Committee reviewed the survey data provided to the committee by Mercer based on data in the Watson Wyatt Executive Survey, a general industry survey prepared by Mercer and data from the Mercer-MTCS, Compensation Survey for the Energy Sector-Utilities Industry.  This survey data did not include any information regarding the compensation program of any particular company and Mercer did not identify any of the companies included in these surveys.  Mercer also provided the Company with information regarding the compensation programs of those companies identified as members of the Company’s peer group in the Company’s proxy statement.  Accordingly, the only information used by the Company for benchmarking purposes based on individual company information was information regarding the compensation programs of companies identified as members of the Company’s peer group in the Company’s proxy statement.

Mr. H. Christopher Owings

September 3, 2010

Base Salary, page 32

4.         In addition, we note your disclosure, “the executive compensation survey prepared by Mercer and the competitiveness of the company’s compensation programs compared to those of the company’s peer group, utilities in the energy sector and other companies.”  Please confirm that the reference to “utilities in the energy sector and other companies” is a reference to the Mercer survey that included “data based on the Watson Wyatt Executive Survey, a general industry survey prepared by Mercer and data from the Mercer-MTCS, Compensation Survey for the Energy Sector-Utilities Industry.”  If you are not referring to that Mercer survey, please disclose this benchmark, including component companies.  In this regard, in the second paragraph following you chart, “Total Direct Compensation” on page 37, we note you reference three Mercer surveys.  Please ensure that your Compensation Discussion and Analysis identifies all the benchmarks you employ to set compensation and that you consistently identify those surveys in your discussion.

Response:

The reference to “utilities in the energy sector and other companies” is a reference to the Watson Wyatt Executive Survey, a general industry survey prepared by Mercer and data from the Mercer-MTCS, Compensation Survey for the Energy Sector-Utilities Industry.  The Company will identify all benchmarks and other sources of information on executive compensation programs consistently in future proxy statements considered by the Compensation Committee.

Equity Awards, page 36

5.                                     We note that your third bullet point contains terms and concepts that a shareholder may not be familiar with and may not understand.  Please revise to present in layman’s terms by footnote or otherwise.

Response:

The third bullet point on page 36 under “Equity Awards” will be revised in future filings, as applicable, to read as follows:

➢                        the impact on shareholders of the amount of the Company’s annual equity awards, measured by:

•                the number of shares granted by the Company annually as a percentage of weighted average common shares outstanding,

•                the fair value of the Company’s annual equity awards as a percentage of the Company’s year end market value,

•                the number of outstanding, but unexercised, equity awards at year end as a percentage of common shares outstanding, and

•                the number of shares authorized for issuance under the Company’s equity compensation plans but not yet issued at year end as a percentage of common shares outstanding.

*    *    *    *

Mr. H. Christopher Owings

September 3, 2010

We hereby represent that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 647 or Frances E. Lossing at (213) 430-6590.

Very truly yours,

/s/ ROBERT J. SPROWLS

Robert J. Sprowls
President and Chief Executive Officer

cc:        Frances E. Lossing, Esq.